SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number V-1799

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.           Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.
333 East Franklin Street
Richmond, Virginia 23219

Financial Statements
and Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2011, and 2010
with Report of Independent Registered Public Accounting Firm

Table of Contents

MG Advantage 401(k) Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2011, and 2010

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedule	Schedule

Schedule H, line 4 (i) Schedule of Assets (Held as of End of Year), December 31, 2011	A

Report of Independent Registered Public Accounting Firm

To the Administrator of the
MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 15, 2012
Glen Allen, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2011	2010

Assets
Cash	$794,488	$1,143,856
Investments, at fair value	174,242,141	189,039,805
Notes receivable from participants	6,500,608	6,392,757
Total Assets	181,537,237	196,576,418

Liabilities
Excess contributions	82,782	56,336

Net assets available for plan benefits, at fair value	181,454,455	196,520,082

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(489,619)	157,642)

Net assets available for plan benefits	$180,964,836	$196,362,440

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2011	2010
Additions:
Investment (loss)/income:
Interest & dividends	$3,341,207	$2,477,439
Net realized and unrealized (depreciation)/appreciation in fair value of investments	(8,773,075)	13,226,199
	(5,431,868)	15,703,638

Interest from notes receivable from participants	280,315	304,769

Contributions:
Employer	2,604,835	---
Participants	8,996,604	9,430,759
Rollovers	635,242	969,799
	12,236,681	10,400,558

Total additions	7,085,128	26,408,965

Deductions:
Distributions to participants	(22,482,732)	(20,366,386)

Net (decrease)/increase in net assets available for plan benefits	(15,397,604)	6,042,579
Net assets available for plan benefits as of beginning of year	196,362,440	190,319,861
Net assets available for plan benefits as of end of year	$180,964,836	$196,362,440

See accompanying notes.

MG Advantage 401(k) Plan
Notes to Financial Statements
December 31, 2011

1.    General

Fidelity Management Trust Company (Fidelity) and its affiliates are the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001.  The investment fund options include nineteen Fidelity funds, the Lord Abbett Small Cap Value Fund, the Rainier Small/Mid Cap Fund, the Dodge & Cox Stock Fund, the Goldman Sachs Mid Cap Value Class A Fund, and the Media General Stock Fund.  There have been no changes in fund options in 2011 or 2010.  Media General, Inc. (the Company) is the Administrator of the Plan.

2.    Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Recent Accounting Pronouncements
In May 2011, the FASB issued new guidance to provide a consistent definition of fair value and ensure that fair value measurements and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  The guidance is effective for plan years beginning after December 15, 2011, should be applied prospectively, and early adoption is not permitted.  Plan management does not currently anticipate that this guidance will have a material impact on its financial statements.

Valuation of Investments
All investments are carried at fair value or an approximation of fair value.  Dividends are recorded on the ex-dividend date and interest is accrued as earned.  The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Generally accepted accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds and the Media General, Inc. Common Stock Fund:
These investments are public investment securities valued using the Net Asset Value (NAV).  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Investment Trusts:
These investments are public investment securities valued using the NAV provided by Fidelity.  The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

No such Plan investments fit this category.

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

2.   Significant Accounting Policies (continued)

Valuation of Investments (continued)
Investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value, however, is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts thorough a common/collective fund (Fidelity Managed Income Portfolio Fund).  The Statements of Net Assets Available for Plan Benefits present the fair value of the Fidelity Managed Income Portfolio and the adjustment from fair value to contract value.

Income Tax Status
The Internal Revenue Service ruled on February 27, 2003 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law.  Employee contributions qualify as "cash or deferred" contributions under Section 401(k) of the IRC.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  On January 30, 2010, the Company requested a new ruling from the IRS which will cover all amendments and restatements since the February 27, 2003 ruling up through December 31, 2009.  The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes.  Actual results could differ from these estimates.

3.    Contributions

The Plan allows participants to make pre-tax contributions by means of regular payroll deductions, up to 30% of a participant's total compensation, subject to limitations prescribed by the Internal Revenue Code.  Participants may change their investment elections directly with Fidelity at any time.  Effective April 1, 2009, the Company suspended all Company matching contributions.  There were no employer contributions in 2010.  Effective January 1, 2011, the Company reinstated the Company match to equal 100% of contributions up to 2% of a participants total pay.

Participants may rollover account balances from a prior employer's qualified retirement plan or "conduit" IRA that holds only prior qualified plan balances.  Participant contributions are invested in accordance with Plan terms directed by participants in the twenty-four investment options mentioned in Note 1.  Company matching contributions are initially invested in Company stock.

Effective July 1, 2011, a participant may designate all or part of their elective contribution as a Roth contribution.  Such contributions are after-tax in accordance with Roth guidelines.

The Plan also includes, among other things, a loan feature (see Note 6).  Under specified guidelines, a participant may request the trustee to transfer a portion of the participant's balance in other funds into a loan account for disbursement as a loan to the participant.  Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant's account balance.

Suspending the employer match in April 2009 caused the Plan to no longer be considered a Safe Harbor Plan.  By law, all Non-Safe Harbor plans must perform a test to determine if the ratio of contribution deferrals for highly compensated and non-highly compensated employees meets federal guidelines.  The Plan refunded $82,782 and $56,336 of 2011 and 2010 contribution deferrals, respectively, back to highly-compensated employees during early 2012 and 2011 to be compliant with this test.

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

4.    Profit Sharing Contributions

The Plan has a profit sharing component, dependent upon the Company meeting certain specified financial objectives. This component can range from 2% to 6% of a participant’s compensation.  Participants are not required to make a pre-tax contribution to receive the profit sharing contribution.  All Plan participants on January 1 of a given year are eligible to receive a profit sharing contribution for that year.  Otherwise, to be eligible, one must have attained age 18 and completed 1,000 hours of service in the first 12 months of employment or in a given Plan Year.  Once eligible, participants will receive a profit sharing allocation, if one is made, if they completed 1,000 hours of service during the Plan Year, and were employed on the last day of the year or die, retire, or become totally and permanently disabled during that Plan Year.  If an eligible participant terminates during the Plan Year for other reasons, these former employees may still receive a profit sharing contribution for that Plan Year if they attained age 55 with 10 years of service and were hired before January 1, 2008; or attained age 60 with 10 years of service and were hired after December 31, 2008.

Based on Company performance, there was no profit sharing contribution for the 2011 or 2010 Plan Years.

5.    Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements.  In the event of termination of employment or withdrawal from the Plan, participants may receive the total value of their account either directly or by rollover to another qualified account.  If the participant’s account value is $1,000 or greater at the time of termination, they may keep their balance in the Plan.  The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company pretax matching contributions.  Participants are 100% vested in their Profit Sharing Account after completion of three years of service, death, becoming totally and permanently disabled, or reaching age 65.  Forfeited non-vested amounts relating to Profit Sharing contributions approximated $1,600 and $22,000 as of December 31, 2011 and 2010, respectively.  The Company utilized $79,103 of forfeiture balances to reduce Company contributions during 2011, but did not utilize any forfeiture balances to reduce Company contributions during 2010.

The Company has established the Plan with the intention that it will continue.  The Company has the right at any time to terminate the Plan.  Should the Plan be terminated, the value of the participants' accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes.  Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions.

6.    Notes Receivable from Participants

The Plan has a loan feature available to all Plan participants.  Loans are made from the participant's account, reducing the investment balance and creating a note receivable in the Statement of Net Assets Available for Plan Benefits.  Loans are secured by the participant's vested account balance.  Loans to terminated participants and loans in default are treated as distributions to the participant.  Loans are generally repaid through payroll deduction including principal and interest.  The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts.  New loans cannot exceed 50% of the participant's account value (excluding the value of any profit sharing component) or a maximum of $50,000 in accordance with the Department of Labor's regulations on loans to participants.  Loans are limited to one loan per participant per twelve-month period with a maximum of two loans outstanding at any one time.  Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant's primary residence, in which case the loan must be repaid over a period not to exceed 10 years.  Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

7.    Investments

Investments representing five percent or more of the Plan's net assets as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
Name and Title	Market Value	Market Value

Media General, Inc. Common Stock Fund	$18,209,261	$17,772,939
Fidelity Fund	15,017,826	18,525,756
Fidelity Managed Income Portfolio Fund	19,362,041	19,230,360
Fidelity Growth Company	19,545,631	21,318,099
Fidelity Diversified Intl	10,104,405	13,191,779
Fidelity Freedom 2010	9,226,593	10,996,789
Fidelity Freedom 202	16,319,445	17,069,285
Lord Abbett Small Cap Value	12,314,724	14,641,057
Fidelity Freedom 2030	12,236,499	13,109,612
Fidelity Intermediate Bond	9,261,234	---	*

The above investments are reported at fair value, except for the Fidelity Managed Income Portfolio Fund, which is reported at contract value.

* Represents less than 5% of Plan assets as of December 31, 2010.

The Plan's investments (depreciated)/appreciated in fair value during 2011 and 2010 as follows:

Name and Title	2011	2010

Media General, Inc. Common Stock Fund	$(2,403,247)	$(4,769,609)
Fidelity Fund	(438,723)	2,250,302
Fidelity Growth Company	(395,671)	3,660,185
Fidelity OTC Portfolio	(44,002)	1,270,936
Fidelity Diversified International	(1,831,059)	864,512
Fidelity Freedom Income	(7,644)	178,550
Fidelity Freedom 2000	(4,543)	60,644
Fidelity Freedom 2005	(3,139)	3,456
Fidelity Freedom 2010	(323,648)	907,994
Fidelity Freedom 2015	(38,200)	82,020
Fidelity Freedom 2020	(808,435)	1,520,567
Fidelity Freedom 2025	(52,597)	45,384
Fidelity Freedom 2030	(837,569)	1,286,559
Fidelity Freedom 2035	(41,542)	33,993
Fidelity Freedom 2040	(428,964)	600,201
Fidelity Freedom 2045	(33,960)	22,626
Fidelity Freedom 2050	(22,571)	19,096
Fidelity Intermediate Bond	253,028	295,266
Fidelity Spartan Equity Index	10,291	235,678
Lord Abbett Small Cap Value	(709,523)	2,970,440
Rainer Small/Mid Cap	(161,727)	693,346
Dodge & Cox Stock	(250,540)	515,492
Goldman Sachs Mid Cap	(199,090)	478,561
	$(8,773,075)	$13,226,199

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

8.    Fair Value Measurements

Below are the Plan’s investments carried at fair value on a recurring basis by their fair value hierarchy levels as of December 31, 2011, and 2010:

Level 1 - Quoted Prices in Active Markets for Identical Assets:

	2011	2010
	Fair Value	Fair Value
Mutual Funds:
Growth Funds	$48,507,788	$54,717,346
Balanced Funds	50,009,568	54,174,026
Fixed Income Funds	9,261,234	8,625,440
Mid Cap Funds	5,983,501	6,529,216
Small Cap Funds	12,314,724	14,641,057
International Funds	10,104,405	13,191,779
Media General Inc. Common Stock Fund	18,209,261	17,772,939
	$154,390,481	$169,651,803

Level 2 - Significant Observable Inputs:

As of December 31, 2011:
	Fair	Unfunded	Redemption	Other Redemption	Redemption
Investment	Value	Commitment	Frequency	Restrictions	Notice Period
Fidelity Managed Income Portfolio Fund	$19,851,660	None	Immediate	None	None

As of December 31, 2010:
	Fair	Unfunded	Redemption	Other Redemption	Redemption
Investment	Value	Commitment	Frequency	Restrictions	Notice Period
Fidelity Managed Income Portfolio Fund	$19,388,002	None	Immediate	None	None

9.    Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc.  Administrative expenses for trust management services for the years ended December 31, 2011 and 2010 were approximately $101,000 and $107,000, respectively, all paid to Fidelity, a related party to the Plan.

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

10.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits recorded on the financial statements as of December 31, 2011, and 2010 to Form 5500:

	2011	2010
Net assets available for plan benefits per the financial statements	$180,964,836	$196,362,440
Plus adjustment from contract value to fair value for fully benefit-responsive investment contracts	489,619	157,642
Net assets available for plan benefits per Form 5500	$181,454,455	$196,520,082

Net (decrease)/increase in net assets available for plan benefits per the financial statements	$(15,397,604)	$6,042,579
Plus adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	489,619	157,642
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	(157,642)	385,846
Net (decrease)/increase in net assets available for plan benefits per Form 5500	$(15,065,627)	$6,586,067

The accompanying financial statements present fully benefit-responsive contracts at contract value.  The Form 5500 reported fully benefit-responsive contracts at fair value.  Therefore, the adjustment from fair value to contract value for fully benefit-responsive contracts represents a reconciling item.

11.    Subsequent Events

On May 21, 2012, the Company announced the sale of 63 newspapers, with the sale expected to be effective June 25, 2012.  Employees will be leased to the buyer for a short period of time and then transfer to the buyer.  At that point, the number of active participants in the Plan will be greatly reduced.  Other than this disclosure, management has evaluated subsequent events through June 15, 2012, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

Supplemental Schedule

Schedule A

MG Advantage 401(k) Plan

EIN: 54-0850433   Plan: 001
Schedule H, Line 4 (i)
Schedule of Assets (Held as of End of Year) **

December 31, 2011

	Description of
	Investment including
	Maturity Date, Rate of
Identity of Issue, Borrower,	Interest, Par or	Current or
Lessor, or Similar Party	Maturity Value	Fair Value

Fidelity* Growth Company	241,632 shares	$19,545,631

Fidelity* Managed Income Portfolio	19,851,660 shares	19,851,660

Fidelity* Fund	482,113 shares	15,017,826

Fidelity* Freedom 2020	1,243,860 shares	16,319,445

Fidelity* Diversified International	395,941 shares	10,104,405

Fidelity* Freedom 2030	952,998 shares	12,236,499

Fidelity* Freedom 2010	704,320 shares	9,226,593

Fidelity* Intermediate Bond	851,216 shares	9,261,234

Fidelity* OTC Portfolio	139,565 shares	7,634,203

Fidelity* Freedom 2040	663,184 shares	4,881,031

Fidelity* Freedom Income	284,454 shares	3,197,259

Fidelity* Spartan Equity Index	47,735 shares	2,123,745

Fidelity* Freedom 2000	92,659 shares	1,100,793

Fidelity* Freedom 2015	98,226 shares	1,073,605

Fidelity* Freedom 2025	71,372 shares	771,526

Fidelity* Freedom 2035	43,001 shares	453,655

Fidelity* Freedom 2045	45,849 shares	398,430

Fidelity* Freedom 2050	28,744 shares	245,476

Fidelity* Freedom 2005	10,005 shares	105,256

Lord Abbett Small Cap Value	387,377 shares	12,314,724

Dodge & Cox Stock	41,188 shares	4,186,383

Rainier Small/Mid Cap Value	112,752 shares	3,590,026

Goldman Sachs Mid Cap Value	71,747 share	2,393,475

Media General, Inc.* Common Stock Fund	4,474,020 shares	18,209,261

Total Investments		$174,242,141

Interest-bearing Cash	794,488 units	794,488

Notes Receivable (participant loan balances)	3%-8%	6,500,608

Total Assets		$181,537,237

*      Party in interest to the Plan
**    Historical cost is not required as all investments are participant directed

EXHIBIT INDEX

TO
FORM 11-K FOR
MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C. Independent Registered Public Accounting Firm, dated June 15, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan
(the Plan Registrant)

By:	/s/ James F. Woodward
James F. Woodward
Vice President, Finance and Chief Financial Officer

Date:           June 15, 2012